Exhibit 99.6

BAAN COMPANY N.V. IN LIQUIDATIE

BARNEVELD, THE NETHERLANDS

Annual Report for the year ended

August 31, 2010

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

1

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

REPORT OF THE LIQUIDATOR

Baan Company N.V., hereinafter the “Company”, was put in liquidation following a decision of the annual general meeting of shareholders of November 27, 2001. This report is prepared on a cumulative basis and includes the information set out in previous reports by the Liquidator; it includes the relevant developments until the date of this report.

Completion of the liquidation has been delayed due to various litigation cases in the Netherlands and the United States of America further details of which are set out in the notes to these financial statements.

Share offering

On May 31, 2000, Invensys Holdings Limited (“Invensys Holdings”), a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of Baan Company N.V. (“the Company”). The price offered per issued share was €2.85, valuing all of the issued shared capital of the Company at €762 million. The offer document, making the offer for the issued shares, was published on June 14, 2000. As of July 26, 2000, Invensys Holdings had received acceptances from approximately 75% of the Company’s shareholders. Invensys Holdings amended its offer for the shares of the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29, 2000. At the completion of the public offer, Invensys Holdings had acquired approximately 80% of the issued shares of the Company.

Since this date Invensys Holdings has acquired further shares in the Company from minority shareholders, most recently on 7 May 2009 3.67 million Baan shares at a total consideration of €9.5 million.

Invensys Holdings currently holds approximately 93% of the issued shares of the Company.

Business, assets and liability transaction

At the Extraordinary General Meeting of Shareholders of the Company held on August 18, 2000, shareholders approved the asset purchase agreement (“Asset Purchase Agreement”), dated as of July 26, 2000, effecting the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys Holdings, at a price of €762 million, which sales price will be adjusted upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 per share on liquidation of the Company, equaling the original offer by Invensys Holdings of €2.85 per share.

This transaction was completed effectively on August 31, 2000. From that date, the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys Holdings. There have been no trading activities in the Company itself, since September 1, 2000. For the consideration for the sale and transfer of the whole of the business of the Company, a loan of €762 million was concluded with Invensys plc at September 1, 2000. At December 21, 2001 this loan was contributed to the newly incorporated subsidiary, BCNV Investment Limited (formerly Baan (Carlisle Place) Limited). The loan ceased to be interest bearing from April 1, 2002. By way of a deed of novation dated March 4, 2004, BCNV Investment Limited’s intercompany loan receivable from Invensys plc

2

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

was transferred by way of a two step process firstly from Invensys plc to Invensys Group Limited and then from Invensys Group Limited to Invensys International Holdings Limited.

It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 (gross and without interest) per share. At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

The liquidation of the Company was subsequently delayed and the principal activity affecting the liquidation has been the management, in liaison with Invensys Holdings, of the litigation described in the Notes to the Accounts.

On 8 October 2009, the liquidator announced plans to complete the liquidation of the Company at the end of 2009 (in the absence of objections by creditors). It was envisaged that the final liquidation distribution of €2.85 per share would be made in the course of January 2010.

The liquidation accounts and related documents were filed on 23 October 2009. During the 2 month statutory holding period in which creditors could object to the liquidation, an objection was filed by one of the litigants in the Arnhem Proceedings (as defined on page 11). The objector alleged that his claim should have been included in the plan of distribution of the liquidator despite the fact that his claim was rejected by both the Arnhem District and Appeals Court. This objection delayed the original timetable announced on 8 October 2009.

Via a decision on 17 March 2010, the Arnhem Court rejected the objection. On 17 May 2010, the objector filed an appeal against the Arnhem Court’s decision with the Court of Appeal of Arnhem.

On 23 August 2010, the Court of Appeal of Arnhem affirmed the decision of 17 March 2010 rendered by the Arnhem Court, rejecting the objection filed against the plan of distribution filed by the liquidator. On 23 November 2010, the objector filed an appeal to the Dutch Supreme Court against the decision of the Court of Appeal of Arnhem made on 23 August 2010. The decision of the Dutch Supreme Court is currently awaited.

Pending the period that an appeal could be filed with the Supreme Court against the 23 August 2010 decision of the Court of Appeal; the liquidator of Baan filed an application with the Arnhem Court for permission to make a preliminary distribution of €2.50 per share to the shareholders of Baan. On 4 October 2010, the Arnhem Court granted the liquidator permission to make the preliminary distribution which it subsequently made. On 4 January 2011 the objector also filed an appeal to Court of Appeal of Arnhem against the permission for payment of the preliminary distribution. The payment of the balance of the liquidation payment (i.e. €0.35 per share) is delayed, pending the outcomes of the appeals. If the Supreme Court rejects the appeal before the Court of Appeal issues its decision, the decision on the latter appeal will no longer be relevant.

On 6 April 2011, the Attorney-General delivered his opinion to the Supreme Court which advises the Supreme Court to reject the appeal.

3

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

The Dutch Corporate Governance Code

The Company does not comply with the Dutch Corporate Governance Code for the following reasons. At the Annual General Meeting of Shareholders on November 27, 2001, it was decided to put the Company in liquidation and this date was well before the Dutch Corporate Governance Code was introduced. The only activities of the Company are directed towards liquidating its residual assets and liabilities. The Company sold and transferred, with the consent of its shareholders meeting, its business operations. The conditions on which the Company sold its business provide for a variable purchase consideration resulting in the Company being able to distribute to its shareholders €2.85 (gross and without interest) per share, at the time the liquidation is finalized. Therefore the Company considers that compliance with the Dutch Corporate Governance Code would be meaningless in the case of the Company.

Financial position

These financial statements relate to the period from September 1, 2009 until August 31, 2010.

As discussed, there have been no trading activities in the Company itself, since September 1, 2000.

Appointment of Invensys Administratie B.V. as liquidator

At the Annual General Meeting of Shareholders on November 27, 2001 (date of approval to put the Company in liquidation), management proposed to replace the Management Board by Invensys Administratie B.V. and to appoint it as liquidator. The shareholders have approved this proposal.

Invensys Administratie B.V., established in Roosendaal, the Netherlands, is an indirect but wholly-owned subsidiary of Invensys plc.

Baan Company N.V. in liquidatie is listed on Euronext Amsterdam. On October 6, 2000, the Company was delisted from NASDAQ.

Invensys Administratie B.V., Liquidator (vereffenaar)

/s/ Mr. J.A. Groeneveld
Mr. J.A. Groeneveld

4

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

BALANCE SHEET

(Before proposed appropriation of net income)

A s s e t s

(In thousands)	August 31, 2010		August 31, 2009
	€	€	€	€
Financial fixed assets
Investments	762,000		762,000

Total financial fixed assets		762,000		762,000

Current assets
Due from affiliated companies	2,492		2,315

Total current assets		2,492		2,315

Total assets		764,492		764,315

5

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

L i a b i l i t i e s    a n d    s h  a r e h o l d e r s ’    e q u i t y

(In thousands)	August 31, 2010		August 31, 2009
	€	€	€	€
Shareholders’ equity
Share capital	7,300		7,300
Additional paid-in capital	650,355		650,355
Retained earnings	106,426		106,426

Total shareholders’ equity		764,081		764,081

Current liabilities
Due to affiliated companies	326		223
Accruals	85		11

		411		234

Total liabilities and shareholders’ equity		764,492		764,315

6

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

INCOME STATEMENT

(In thousands)	September 1, 2009 - August 31, 2010	September 1, 2008 - August 31, 2009
	€	€
Other results	175	23
Finance & administration expenses	(175)	(23)

Profit on ordinary activities before taxation	—	—

Taxation	—	—

Profit on ordinary activities after taxation	—	—

7

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

NOTES TO THE FINANCIAL STATEMENTS

Summary of significant accounting policies

Basis of preparation

The financial statements are stated in thousands of euros.

These financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP). In accordance with the provisions of Article 408 of Title 9, Book 2 of the Netherlands Civil Code, consolidated financial statements are not included in these financial statements. Instead the consolidated financial statements of Invensys plc, the company’s ultimate patent company, are filed separately with the Chamber of Commerce. No statement of cash flows is presented as reference is made to the consolidated statement of cash flows included in the Invensys plc consolidated financial statements.

Discontinuity

On November 27, 2001 the Company was put in liquidation. The valuation of assets and liabilities in the underlying financial statements was carefully assessed in light of this discontinuity. No adjustments to the carrying amounts of assets and liabilities were deemed necessary. The Company’s subsidiary, BCNV Investment Limited has not traded and its asset constitutes a non interest bearing Euro denominated receivable (€762 million) from a fellow subsidiary company in the Invensys group. The non-interest bearing loan reflects more or less the equity value of the loan. This is due to the liquidation, which is in progress. The Company’s other wholly owned dormant subsidiary, Invensys Software B.V., was transferred on 29 September 2010 to BTR Industries Limited, a fellow subsidiary within the Invensys group, for consideration of EUR 1.

Translation of foreign currencies

Transactions arising in foreign currencies are translated into euros on a monthly basis at the average rates of exchange prevailing during the month of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting net translation gains or losses are included in the income statement.

Balance sheet

Investments

Investments in companies in which the Company has significant influence are accounted for under the equity method.

Current assets

Receivables are stated at amortised cost net of allowance for doubtful accounts, when deemed necessary.

8

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Current liabilities

Current liabilities are stated at amortised cost.

Income statement

Income, costs and expenses

Income, costs and expenses are allocated to the year to which they relate. Losses are accounted for in the year in which they are identified.

Segment information

As of August 31, 2000, the Company ceased any business activities and, as a result, no segment information is disclosed.

Personnel information

Average number of personnel

There were no employees on the payroll during the financial year (prior year: nil).

Financial fixed assets

Movement over the financial year was as follows:

(In thousands)	August 31, 2010	August 31, 2009
	€	€
Opening and closing balance	762,000	762,000

At the balance sheet date, the Company had two subsidiaries:

Company	Registered	Holding	Activity
Invensys Software B.V., (formerly Baan Software B.V.)	Barneveld, the Netherlands	100%	dormant company with a net equity value of nil;
BCNV Investment Limited, (formerly Baan (Carlisle Place) Limited)	London, England	100%	Non trading

The Company transferred its investment in Invensys Software B.V. to an affiliated company (BTR Industries Limited) at book value (€1) on September 29, 2010.

9

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Shareholders’ equity

Movement over the period was as follows:

(In thousands)	Share capital	Additional paid-in capital	Retained earnings	Total
	€	€	€	€
Balance at August 31, 2009	7,300	650,355	106,426	764,081
Net result	—	—	—	—

Balance at August 31, 2010	7,300	650,355	106,426	764,081

Share capital

The authorized capital consists of 700 million common shares and 300 million preference shares with a par value of €0.027 (NLG 0.06) each at August 31, 2010 and 2009. The actual number of common shares issued amounts to 268,098,648 at August 31, 2010 and 2009. At August 31, 2010 and 2009, the par value of issued common shares was €7.3 million. No preference shares have been issued to date.

The total equity of the company as at the balance sheet date was equal to €2.85 per share therefore any distribution had to regard the first €0.40 as a dividend (to the extent that there is a profit reserve from a Dutch tax perspective) and the excess as a refund of capital. On this basis the interim liquidation distribution of €2.50 per share made pursuant to the permission granted on 4 October 2010 by the District Court of Arnhem was treated for tax purposes as €0.40 dividend and €2.10 return of capital, with WHT at 15% being applied to the dividend element. After the interim distribution the shareholders equity per share amounts to €0.35. The Liquidator expects to be able to distribute this amount in due course without any dividend withholding tax having to be withheld.

Commitments and contingencies

Litigation

The Company and its former subsidiaries were party to legal proceedings from time to time, which included claims in the ordinary course of business by customers, suppliers, other vendors, resellers and former employees. Principal responsibility for such matters that remain pending has been transferred on August 31, 2000 to Invensys as the purchaser of many of the Company’s former subsidiaries. Subsequently, on July 18, 2003, Invensys has transferred the responsibility to a third party purchaser of many of these former subsidiaries.

The Company was named as a defendant in three shareholder suits (responsibility for which was not transferred to the purchaser of its former subsidiaries) as described below.

10

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

In October of 1998, the Company and some of its then current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated U.S. securities laws by making purportedly false and misleading statements about the Company’s operations during the period from around the end of January 1997 through mid-October 1998. The several actions were subsequently consolidated. This litigation has been settled and the court action withdrawn in September 2003 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

On December 22, 2000, a group of about 250 of the Company’s Dutch shareholders filed a lawsuit entitled Ronner, et al. v. Baan, et al., in the District Court of Arnhem, the Netherlands (“the Arnhem Proceedings”). Additional plaintiffs subsequently joined the action increasing their number to 460. The plaintiffs claimed damages in the amount of approximately €21.7 million. Additional claims for a total amount of approximately €13 million have been notified also.

The underlying allegations in the Arnhem proceedings were substantially identical to those in the Salerno class action lawsuit described above. The Company denied any and all liability as no liability under Dutch law for any amounts has been established, nor was it clear how the claimed damages have been calculated. The Company sought a stay of these proceedings pending resolution in the U.S. courts of the factual and U.S. securities laws issues in the Salerno lawsuit. The District Court of Arnhem declined to stay the proceedings, but on appeal, the Arnhem Court of Appeals ordered the proceedings stayed pending the outcome of the Salerno lawsuit. On November 23, 2005, the Arnhem District Court disallowed the claims of the claimants and ordered them to pay the costs of the Company. The decision is not binding on the parties that have notified possible additional claims.

Of the original 460 claimants, 374 claimants filed an appeal against the decision of the Arnhem District Court, claiming a total principal amount excluding damages and costs of €l8.5 million. Of the appellants, 139 subsequently withdrew from the appeal proceedings. The remaining 235 appellants divided into two groups with separate legal representation. Consequently there were two separate appeal proceedings before the Arnhem Court of Appeal proceeding on separate tracks. The first group of 207 appellants claimed approximately €10.2 million and filed their grounds of appeal. The second group of 28 appellants, representing a claim of approximately €4.2 million appointed a new counsel to represent them. They subsequently settled their appeal by agreement dated 18/19 December 2006 against the payment of a Settlement Amount of €1,085,000.

On 16 October 2007 the Court of Appeal rejected the appeal of the remaining 207 appellants. They did not subsequently appeal this decision further and the matter has now been finally dismissed.

Apart from the claims that were subject of the litigation before the Court of Appeal 978 parties who together allege that they have claims of approximately €13.5 million notified the Company in December 2007 of claims that have the same basis as the claims that were alleged by the plaintiffs in the Arnhem litigation. The claims are denied by the Company. The notifications

11

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

served to renew the limitation period under the statute of limitations. The notifications as such do not qualify as initiation of litigation.

In September 1999, the Company and some of its then current or former officers and directors were named as defendants in a lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the Northern District of Georgia. The complaint asserted purported claims for breach of contract, violation of U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with the Company’s acquisition in September 1998 of CAPS Logistics, Inc. (“CAPS”). This litigation has been settled and the court action withdrawn in August 2004 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

At the date of signing these financial statements, the Company is not involved in any other litigation than the objection filed against the proposed plan of distribution that was filed by the liquidator and the appeal against the permission to make the interim distribution of €2.50 per share. Under the Assets Purchase Agreement, Invensys Holdings has assumed and accepted responsibility for the payment and discharge of the Company’s liabilities and undertaken to indemnify the Company in respect thereof. The liquidator remains confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carries no accruals or provisions in its balance sheet as at August 31, 2010 and 2009, respectively.

Income taxes

Analysis of tax credit

(In thousands)	August 31, 2010	August 31, 2009
	€	€
Tax current year	—	—

The applicable tax rate is 20%. The Company heads a fiscal unity with its wholly-owned subsidiary Invensys Software B.V. (formerly Baan Software B.V.) As of August 31, 2000, the latter became dormant.

Under the Asset Purchase Agreement, Invensys Holdings has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. The liquidator is confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carried no tax accruals or provisions in its balance sheet related to the Asset Purchase Agreement.

Other results

Other results relate to the adjustments to the gain on the sale of assets/ liabilities to Invensys Holdings attributable to the Asset Purchase Agreement and amounts to €175,000 (prior year €23,000). The adjustment is calculated based upon the selling price of €762 million minus the total amount that otherwise would be distributed to shareholders upon liquidation of the

12

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Company, such that the Company will be able to distribute to its shareholders €2.85 per share, on liquidation.

Transactions with related parties

Reference is made to the General note on the transfer of business, assets and liabilities, the note on the amounts due from Invensys plc and the transfer of the shares of Invensys Software B.V..

Immediate and ultimate parent companies

As at August 31, 2010, the vast majority of shares in Baan Company N.V. in liquidatie (“the Company”) were owned by Invensys Holdings Limited, London, United Kingdom, a wholly-owned subsidiary of Invensys plc, London, United Kingdom, the ultimate parent of the Company.

At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

Barneveld, 9 May, 2011

The Liquidator

For Invensys Administratie B.V.

Signed by

J.A. Groeneveld

13

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

OTHER INFORMATION

Appropriation of net results

Provision as to appropriation of net results

According to Article 25 of the Company’s Articles of Association, the Management Board with the approval of the Supervisory Board determines those amounts out of the profits that will be allocated to the Company’s reserves. The remaining parts of the profits shall be at the free disposal of the General Meeting of Shareholders.

The holders of preference shares, if issued, would have a right to receive dividend payments on their shares equal to a percentage of the nominal value of said preference shares increased by the possible share premium payments on those shares (calculated in accordance with Article 25 of the Articles of Association) before any dividend can be distributed to the holders of ordinary shares. Any shortfall in dividend payment in previous years will be remedied in the year(s) in which profits allow such remedy.

Proposal of appropriation

The result for the year is € nil.

Event after Balance Sheet date

An interim liquidation distribution of €2.50 per share was made to shareholders on 22 October 2010 pursuant to the permission granted on 4 October 2010 by the District Court of Arnhem. After this interim distribution the shareholders equity per share amounts to €0.35.

The interim liquidation distribution of €670 million was made on the Company’s behalf by a fellow group company - Invensys International Holdings Limited (IIHL) - in settlement of an intercompany balance due to the Company. This intercompany balance originated after the Balance Sheet date following the declaration of a dividend by the Company’s wholly owned subsidiary BCNV Investments Limited (BCNV) of €670 million. BCNV settled this dividend in specie by way of the assignment to the Company of a loan due from IIHL of €670 million.

14

Independent auditor’s report

To: BAAN Company N.V. (n liquidatie)

Report on the financial statements

We have audited the accompanying financial statements for the year ended August 31, 2010 of BAAN Company N.V. (n liquidatie) te Baarn, which comprise the balance sheet as at March 31, 2011, the profit and loss account for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements and for the preparation of the management board report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the financial statements

In our opinion, the financial statements give a true and fair view of the financial position of BAAN Company N.V. (n liquidatie) as at August 31, 2010 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

2

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Utrecht, May 9, 2011

Ernst & Young Accountants LLP

signed by S.P.M. Timmerman RA